U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                            SEC File No: 33-14982-LA
                              NOTICE OF LATE FILING

                                   Form 10QSB

                       For Period Ended December 31, 2000

         Nothing in this form shall be construed to imply that the commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

         Not applicable. The filing relates to the entire form 10-QSB.

Part I - Registrant Information

         Full Name of Registrant:Digital D.J. Holdings, Inc., formerly known as
                                 ----------------------------------------------
                                 Breakthrough Electronics, Inc.
                                 ------------------------------

         Address of Principal Executive Office: 19900 MacArthur Blvd., Ste. 660
                                                -------------------------------

         City, State and Zip Code: Irvine, CA 92612
                                   ----------------

Part II - Rules 12b-25-(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[ x ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ x ] (b) The subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ x ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has


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been attached if applicable.

Part III - Narrative

         State below in reasonable detail the reasons why Form 10-Q or 10-QSB or portion thereof could not be filed within the prescribed time period.

         The Form 10-QSB for the period ended December 31, 2000 for the Company could not be filed within the prescribed period because the Company was unable to complete certain information critical to filing a timely and accurate report on the internal financial aspects of the Company. Such inability could not have been eliminated by the registrant without unreasonable effort or expense.

Part IV - Other Information

         (1)      The person to contact in regard to this notification is:

                  Thomas Takahisa
                  Digital DJ, Inc.
                  19900 MacArthur Blvd., Ste. 660
                  Irvine, CA 92612
                  Telephone:       (949) 851-0159

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                       [ x ] Yes        [   ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings to be included in the subject report or portion thereof?

                                                       [  ] Yes         [ x ] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.


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         Digital D.J. Holdings,  Inc., has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Dated: February 14, 2001                    By: /s/ Thomas Takahisa
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                                                    Thomas Takahisa, President